UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*




KORN FERRY INTERNATIONAL

(Name of Issuer)



COMMON STOCK		NO PAR VALUE

(Title of Class of Securities)



500643200

(CUSIP Number)



DECEMBER 31, 2010

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant
to which this Schedule is filed:
[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP No. 500643200

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     1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

		Fiduciary Management, Inc.
			39-1346018

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 2.  Check the Appropriate Box if a Member of a Group (See Instructions)


 (a)


 (b)

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 3. SEC Use Only

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 4. Citizenship or Place of Organization

		100 East Wisconsin Avenue
		Suite 2200
		Milwaukee, WI 53202
		United States


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          NUMBER OF         5     SOLE VOTING POWER
           SHARES

        BENEFICIALLY        ----------------------------------------------------
          OWNED BY          6     SHARED VOTING POWER
           EACH

         REPORTING          ----------------------------------------------------
           PERSON           7     SOLE DISPOSITIVE POWER
            WITH

                            ----------------------------------------------------
                            8     SHARED DISPOSITIVE POWER


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 9. Aggregate Amount Beneficially Owned by Each Reporting Person



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 10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)


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 11. Percent of Class Represented by Amount in Row (9)


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 12. Type of Reporting Person (See Instructions)
								IA

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Item 1.


 (a)	KORN FERRY INTERNATIONAL


 (b)	1900 Avenue of the Stars, Suite 2600
	Los Angeles, CA 90067
	United States


Item 2.


 (a)	Fiduciary Management, Inc.


 (b)	100 East Wisconsin Avenue
	Suite 2200
	Milwaukee, WI 53202
	United States


 (c)	Wisconsin


 (d)	Common Stock


 (e)	500643200



Item 3.


 (a) [   ] Broker or dealer registered under section 15
	   of the Act (15 U.S.C. 78o).


 (b) [   ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


 (c) [   ] Insurance company as defined in section
	   3(a)(19) of the Act (15 U.S.C. 78c).


 (d) [   ] Investment company registered under section 8
	   of the Investment Company Act of 1940
	   (15 U.S.C 80a-8).


 (e) [ X ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);


 (f) [   ] An employee benefit plan or endowment fund in accordance with
	   240.13d-1(b)(1)(ii)(F);


 (g) [   ] A parent holding company or control person in accordance with
	   240.13d-1(b)(1)(ii)(G);


 (h) [   ] A savings associations as defined in Section
	   3(b) of the Federal Deposit Insurance Act;


 (i) [   ] A church plan that is excluded from the definition
	   of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);


 (j) [   ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).




Item 4. Ownership.


 (a) Amount beneficially owned:


 (b) Percent of class:


 (c) Number of shares as to which the person has:





Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Instruction: Dissolution of a group requires a response to this item.




Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Fiduciary Management, Inc. is an Investment Adviser registered under the Investment Advisers Act of 1940. Its Principal Business is to provide investment advisory services to institutions and individuals. The shares to which this statement relates are owned directly by various accounts managed by Fiduciary Management, Inc.
Such accounts have the right to receive dividends from, and the proceeds from the sale of, the shares.



Item 7. Identification and Classification of the Subsidiary Which
	Acquired the Security Being Reported on By the Parent
	Holding Company or Control Person.



Item 8. Identification and Classification of Members of the Group



Item 9. Notice of Dissolution of Group



Item 10. Certification








SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


		Date:	February 08, 2011

			Cyril M. Arsac
			Vice President
			Fiduciary Management, Inc.